

November 30, 2010

Entegris, Inc.
Gregory B. Graves, Chief Financial Officer
129 Concord Road
Billerica, MA 01821

      Re: **Entegris, Inc.**
             Form 10-K for the year ended December 31, 2009
             Form 10-Q for the quarter ended October 2, 2010
             File No. 0-30789

Dear Mr. Graves:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 33

1. We note that Pall Corporation has filed two suits against you for patent infringement. In future filings please quantify the amount of damages being sought or provide a range of expected loss, if known. Please refer to Item 103 of Regulation S-K.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 62

2. In future filings please include a statement that the registered public accounting firm has issued an attestation report on your internal control over financial reporting, as required by Item 308(a)(4) of Regulation S-X.

Consolidated Statements of Equity and Comprehensive Income (Loss), page F-5

3. In future filings please disclose the amount of consolidated comprehensive income for non-controlling interest on the face of your financial statements. Please refer to ASC Topic 810-10-50-1A.

Form 10-Q for the quarter ended October 2, 2010

Non-GAAP Information, page 26

4. Please provide a more comprehensive explanation of the non-GAAP measures you are using including a more detailed explanation as to why each of these measures are meaningful for an investor. Additionally, please reconcile your Adjusted EBITDA to the most directly comparable GAAP measure, net income. Please refer to question 103.02 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010. Please provide to us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief